FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2026

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

MANAGEMENT DISCUSSION AND ANALYSIS
FIRST QUARTER 2026

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2026 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2025 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Corporation offers mobile and wireline telephony, Internet access, television distribution, business solutions and over-the-top (“OTT”) video services in Canada.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted cash flows from operations, free cash flows and consolidated net debt leverage ratio. It also uses key performance indicators, such as revenue-generating unit (“RGU”) and average monthly mobile revenue per unit (“mobile ARPU”). Definitions of these measures are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections.

Highlights

First quarter 2026

Revenues: $1.22 billion, a $56.8 million (4.9%) increase.

Adjusted EBITDA:1 $619.6 million, a $38.2 million (6.6%) increase.

Net income attributable to the shareholder: $271.0 million, a $35.2 million (14.9%) increase.

Adjusted cash flows from operations:1 $489.3 million, a $50.1 million (11.4%) increase.

Cash flows provided by operating activities: $418.8 million, a $43.1 million (-9.3%) decrease.

1 See “Non-IFRS financial measures.”

1

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended March 31
	2026	2025
Revenues
Mobile telephony	$466.4	$428.8
Internet	322.7	312.6
Television	188.2	190.2
Wireline telephony	54.0	59.9
Mobile equipment sales	141.6	126.3
Other	44.0	42.3
	1,216.9	1,160.1
Employee costs	(135.5)	(129.1)
Purchase of goods and services	(461.8)	(449.6)
Adjusted EBITDA	619.6	581.4
Depreciation and amortization	(196.8)	(199.3)
Financial expenses	(59.4)	(75.3)
Restructuring, impairment of assets and other	(1.2)	(0.9)
Income taxes	(91.2)	(70.1)
Net income attributable to the shareholder	$271.0	$235.8

Capital expenditures	$130.3	$142.2
Cash flows:
Adjusted cash flows from operations	489.3	439.2
Free cash flows[1]	235.7	286.3
Cash flows provided by operating activities	418.8	461.9

	March 31, 2026		Dec. 31, 2025
Balance sheet
Cash and cash equivalents	$230.7		$128.0
Working capital	(177.4)		(392.0)
Net assets related to derivative financial instruments	90.0		24.3
Total assets	10,456.9		10,469.5
Total long-term debt (including current portion)	6,888.3		6,824.3
Lease liabilities (current and long term)	374.6		373.3
Equity attributable to the shareholder	998.8		827.4
Consolidated net debt leverage ratio[1]	2.87	x	2.96	x

1 See “Non-IFRS financial measures.”

2

•	Increase in revenues from mobile telephony services ($37.6 million or 8.8%) and Internet access services ($10.1 million or 3.2%).

•	Net increase of 13,900 RGUs[1] (0.2%) in the first quarter of 2026, including 28,800 connections (0.7%) to the mobile telephony service.

•	On April 15, 2026, Videotron was ranked the most respected telecommunications provider in Québec in 2026 Léger’s Reputation survey for the 20th time since 2006, an achievement unequalled in the industry. It reflects the bond of trust Videotron has built over more than 20 years with millions of customers across Québec.

•	On April 10, 2026, Videotron launched a new 2 GIGA residential Internet plan designed to meet the needs of connected households, with download speeds of up to 2,000 Mbps and upload speeds of up to 200 Mbps. 2 GIGA Internet is now available in parts of Montréal, Laval and Québec City. It will be gradually rolled out across the network.

•	On February 24, 2026, Freedom Mobile (“Freedom”) launched the Total Freedom family of plans, which provide nationwide coverage in Canada and roaming in over 120 international destinations at no extra charge. These plans include 5G+ access, international roaming and the Price Freeze Promise, delivering a seamless, worry-free experience for customers both in Canada and abroad.

Financing operations

•	On April 2, 2026, Videotron repaid the $500.0 million balance of the second tranche of its term credit facility. On May 6, 2026, Videotron also made an early repayment of $200.0 million of the $700.0 million tranche of its term credit facility maturing in April 2027.

•	On April 1, 2026, Videotron established a commercial paper program in the United States by way of private placement, under which it may issue unsecured senior notes (ranking pari passu with its other unsecured and unsubordinated debt) with a maximum maturity of 364 days, up to an outstanding amount of US$1.0 billion. Videotron’s revolving credit facility will serve as a liquidity backstop, and Videotron intends to hedge the foreign exchange risk associated with these issuances.

•	On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now maturing in January 2031, and (ii) the second tranche in the amount of $400.0 million now maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.

1 See “Key performance indicators.”

3

ANALYSIS OF CONSOLIDATED RESULTS

First quarter 2026 operating results

Revenues: $1.22 billion in the first quarter of 2026, a $56.8 million (4.9%) increase.

•	Revenues from mobile telephony services increased $37.6 million (8.8%) to $466.4 million, mainly because of an increase in the number of subscriber connections and higher average per-connection revenues.

•	Revenues from Internet access services increased $10.1 million (3.2%) to $322.7 million, due primarily to higher average per-customer revenue.

•	Revenues from television services decreased $2.0 million (-1.1%) to $188.2 million, mainly because of the impact of the decrease in the number of customers, in line with market trends, partially offset by higher average per-customer revenue.

•	Revenues from wireline telephony services decreased $5.9 million (-9.8%) to $54.0 million, mainly because of decreases in the number of subscriber connections, in line with market trends.

•	Revenues from mobile equipment sales to customers increased $15.3 million (12.1%) to $141.6 million, mainly because of price increases.

•	Other revenues increased $1.7 million (4.0%) to $44.0 million.

Mobile ARPU:1 $35.19 in the first quarter of 2026 compared with $34.70 in the same period of 2025, a $0.49 (1.4%) increase, mainly attributable to lower promotional discounts and customer migration to higher-priced plans, partially offset by the dilutive effect of Freedom’s and Fizz’s prepaid services.

Customer statistics

Table 2 shows changes in RGUs for the three-month and twelve-month periods ended March 31, 2026 and 2025.

Table 2

Change in RGUs

(in thousands of units)

	Three months ended		Twelve months ended
	March 31		March 31
	2026	2025	2026	2025
Mobile telephony	28.8	52.9	286.9	362.0
	0.7%	1.3%	6.9%	9.6%

Internet access	1.0	(3.5)	12.0	8.0
	0.1%	-0.2%	0.7%	0.5%

Television	(4.4)	(0.9)	(46.7)	(42.2)
	-0.4%	-0.1%	-3.6%	-3.2%

Wireline telephony	(11.5)	(15.7)	(57.0)	(65.1)
	-2.1%	-2.6%	-9.6%	-9.9%

Total RGUs	13.9	32.8	195.2	262.7
	0.2%	0.4%	2.5%	3.5%

1 See “Key performance indicators.”

4

Table 3

Quarter-end RGUs

(in thousands of customers)

	Mar. 2026	Dec. 2025	Sept. 2025	June 2025	Mar. 2025	Dec. 2024	Sept. 2024	June 2024
Mobile telephony	4,430.8	4,402.0	4,328.1	4,214.3	4,143.9	4,091.0	4,005.0	3,874.2
Internet access	1,741.1	1,740.1	1,736.4	1,725.9	1,729.1	1,732.6	1,734.3	1,722.5
Television	1,246.8	1,251.2	1,259.3	1,274.2	1,293.5	1,294.4	1,311.9	1,321.9
Wireline telephony	536.2	547.7	562.1	577.4	593.2	608.9	627.5	643.4
Total	7,954.9	7,941.0	7,885.9	7,791.8	7,759.7	7,726.9	7,678.7	7,562.0

Adjusted EBITDA: $619.6 million, a $38.2 million (6.6%) increase due primarily to:

•	impact of higher revenues from mobile telephony and Internet access services;

•	decreases in some operating expenses, including customer service and administration.

Partially offset by:

•	the increase in the stock-based compensation charge;

•	the impact of lower wireline telephony revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 49.1% in the first quarter of 2026 compared with 49.9% in the same period of 2025.

Net income attributable to the shareholder: $271.0 million in the first quarter of 2026, compared with $235.8 million in the same period of 2025, an increase of $35.2 million or 14.9%.

•	The main favourable variances were:

o	$38.2 million increase in adjusted EBITDA;

o	$15.9 million decrease in financial expenses.

•	The main unfavourable variance was:

o	$21.1 million increase in the income tax expense.

Adjusted cash flows from operations: $489.3 million in the first quarter of 2026 compared with $439.2 million in the same period of 2025 (Table 8). The $50.1 million (11.4%) increase was due to the $38.2 million increase in adjusted EBITDA and the $11.9 million decrease in capital expenditures.

Cash flows provided by operating activities: $418.8 million, a $43.1 million decrease due primarily to the unfavourable net change in non-cash balances related to operating activities and the increase in current income taxes, partially offset by the increase in adjusted EBITDA and the decrease in the cash portion of financial expenses.

Depreciation and amortization charge: $196.8 million in the first quarter of 2026, a $2.5 million decrease.

Financial expenses: $59.4 million in the first quarter of 2026, a $15.9 million decrease due primarily to lower average indebtedness and the impact of lower average interest rates on long-term debt.

Charge for restructuring, impairment of assets and other: $1.2 million, a $0.3 million unfavourable variance.

Income tax expense: $91.2 million in the first quarter of 2026 (effective tax rate of 26.0%), compared with $70.1 million in the same period of 2025 (effective tax rate of 26.8%), a $21.1 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

5

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by operating activities: $418.8 million in the first quarter of 2026 compared with $461.9 million in the same period of 2025.

The $43.1 million (-9.3%) decrease was primarily due to:

•	$61.0 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in accounts receivable, interests payable and contract assets, partially offset by favourable variances in inventory, accounts payable, accrued charges and provisions, and provisions for stock-based compensation plans;

•	$35.4 million increase in current income taxes.

Partially offset by:

•	$38.2 million increase in adjusted EBITDA;

•	$15.9 million decrease in the cash portion of financial expenses.

Working capital: Negative $177.4 million at March 31, 2026 compared with negative $392.0 million at December 31, 2025. The $214.6 million favourable variance was due primarily to an increase in cash and cash equivalents and a decrease in accounts payable, accrued charges and provisions, partially offset by a decrease in accounts receivable and inventory.

Investing activities

Cash flows used for capital expenditures: $183.3 million in the first quarter of 2026, compared with $175.7 million in the same period of 2025. The $7.6 million increase was due to a $19.5 million unfavourable net change in current non-cash items, partially offset by an $11.9 million reduction in capital expenditures.

Net subsidies received to finance additions to property, plant and equipment: $0.2 million in the first quarter of 2026 under the Québec government’s initiative to improve telecommunications service availability in outlying regions of Québec, compared with $18.3 million in the same quarter of 2025.

Proceeds from disposal of assets: $0.2 million in the first quarter of 2026 compared with $0.1 million in the same period of 2025.

Free cash flows

Free cash flows: $235.7 million in the first quarter of 2026 compared with $286.3 million in the same period of 2025 (Table 9).

The $50.6 million decrease was due mainly to:

•	$43.1 million decrease in cash flows provided by operating activities

•	$7.6 million increase in cash flows used for capital expenditures.

Financing activities

Consolidated debt: $64.6 million increase in the first quarter of 2026. There was a $65.7 million net favourable variance in the net asset related to derivative financial instruments.

•	The $64.6 million increase in debt in the first quarter of 2026 was essentially due to the $63.9 million unfavourable impact of the average exchange rate variance. The consolidated debt increase attributable to this item was offset by the increase in the net asset related to derivative financial instruments.

•	The $65.7 million net favourable variance in the net asset related to derivative financial instruments in the first quarter of 2026 was mainly due to the favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

•	On April 2, 2026, Videotron repaid the $500.0 million balance of the second tranche of its term credit facility. On May 6, 2026, Videotron also made an early repayment of $200.0 million of the $700.0 million tranche of its term credit facility maturing in April 2027.

6

•	On April 1, 2026, Videotron established a commercial paper program in the United States by way of private placement, under which it may issue unsecured senior notes (ranking pari passu with its other unsecured and unsubordinated debt) with a maximum maturity of 364 days, up to an outstanding amount of US$1.0 billion. Videotron’s revolving credit facility will serve as a liquidity backstop, and the Corporation intends to hedge the foreign exchange risk associated with these issuances.

•	On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now maturing in January 2031, and (ii) the second tranche in the amount of $400.0 million now maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.

Financial position

Net available liquidity: $1.73 billion at March 31, 2026 for the Corporation and its wholly owned subsidiaries, consisting of a $1.50 billion unused and available revolving credit facility and $229.7 million in cash and cash equivalents.

Consolidated debt: $6.86 billion at March 31, 2026, a $64.6 million increase compared with December 31, 2025.

As at March 31, 2026, minimum principal payments on long-term debt in the coming years are as follows:

Table 4

Minimum principal payments on long-term debt

12-month periods ended March 31

(in millions of Canadian dollars)

2027	$508.6
2028	712.1
2029	750.0
2030	2,095.6
2031	650.0
2032 and thereafter	2,172.0
Total	$6,888.3

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 4.4 years as of March 31, 2026 (4.7 years as of December 31, 2025). After taking into account hedging instruments, the debt consisted of approximately 92.5% fixed-rate debt (92.7% at December 31, 2025) and 7.5% floating-rate debt (7.3% at December 31, 2025).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital expenditures, acquisitions of spectrum licences, working capital, interest payments, income tax payments, debt and lease repayments, share repurchases, and dividend payments to shareholders. The Corporation believes it will be able to meet future debt and lease liability maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios and comply with certain financial covenants. At March 31, 2026, the Corporation was in compliance with all required financial ratios and restrictive covenants in its financing agreements.

7

Dividends declared and paid to the parent corporation

The Corporation paid $100.0 million in common dividends to the parent corporation in the first quarter of 2026 ($120.0 million in the same period of 2025). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Tax consolidation arrangements with the parent corporation

On April 29, 2026, the Corporation contracted a subordinated loan of $4.20 billion from Quebecor Media, bearing interest at a rate of 4.40%, payable semi-annually, and maturing on April 29, 2056. On the same day, the Corporation invested the total proceeds of $4.20 billion into 4,200,000 preferred shares, Series C, of 9561-7940 Quebec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 4.50%, payable semi-annually. These transactions are carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

Board of Directors

On May 13, 2026, Marc M. Tremblay was named a director of the Corporation. With 15 years as a member of the Quebecor Inc’s senior management team, Mr. Tremblay brings deep legal expertise and an intimate understanding of the Corporation. His extensive experience, combined with proven leadership, makes him a valuable strategic asset to the Board. On the same date, Chantal Bélanger stepped down as a member of the Corporation's board of directors.

8

Analysis of consolidated balance sheet

Table 5

Consolidated balance sheet

Analysis of main differences between March 31, 2026 and December 31, 2025

(in millions of Canadian dollars)

	March 31, 2026[1]	Dec. 31, 2025[1]	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$230.7	$128.0	$102.7	See “Cash flows and financial position”
Accounts receivable	840.4	878.9	(38.5)	Impact of current variances in activity
Inventories	249.9	272.3	(22.4)	Impact of current variances in activity
Property, plant and equipment	3,012.8	3,039.2	(26.4)	Depreciation exceeded additions during the period
Intangible assets	3,364.5	3,375.2	(10.7)	Amortization exceeded additions during the period
Derivative financial instruments[2]	90.0	24.3	65.7	See “Financing activities”
Other assets	480.2	510.2	(30.0)	Impact of current variances in activity, including decreases in amounts receivable for device sales and in contract costs
Liabilities
Accounts payable, accrued charges and provisions	760.4	953.4	(193.0)	Impact of current variances in activity
Long-term debt, including current portion	6,857.7	6,793.1	64.6	See “Financing activities”
Deferred income tax	804.3	822.4	(18.1)	Impact of variances in activity on consolidated statement of income and consolidated statement of comprehensive income

[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

[2]	Assets less liabilities.

9

ADDITIONAL INFORMATION

Contractual obligations

Material contractual obligations of the Corporation include principal repayment and interest on long-term debt and lease liabilities; capital expenditure and other commitments, including mobile devices; and obligations related to derivative financial instruments. For a summary of the Corporation’s contractual obligations, please refer to the Corporation’s Management Discussion and Analysis for the year ended December 31, 2025, as well as Table 4 for the update to March 31, 2026 of principal repayments on long-term debt. As of March 31, 2026, there have been no material changes in the Corporation’s major contractual obligations since December 31, 2025, other than the financing transactions described in the “Financing activities” section in this report.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2026, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $28.2 million ($31.4 million in 2025), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $0.7 million ($0.9 million in 2025). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. During the first quarter of 2026, the Corporation incurred management fees of $8.9 million with its parent corporation ($7.6 million in 2025).

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2026 and December 31, 2025 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2026		December 31, 2025
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(6,888.3)	$(6,872.5)	$(6,824.3)	$(6,849.3)
Derivative financial instruments
Foreign exchange forward contracts	2.0	2.0	(1.5)	(1.5)
Interest rate swaps	(4.6)	(4.6)	(7.2)	(7.2)
Cross-currency swaps	92.6	92.6	33.0	33.0

[1]	The carrying value of long-term debt excludes financing costs.

10

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

A $1.8 million gain was recorded under “Other comprehensive income” in the first quarter of 2026 in relation to cash flow hedging relationships ($8.0 million in 2025).

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted cash flows from operations, free cash flows and consolidated net debt leverage ratio, are not calculated in accordance with, or recognized by, IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, restructuring, impairment of assets and other, and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. This measure should not be considered in isolation or as a substitute for other performance measures prepared in accordance with IFRS. The Corporation’s management uses this measure in evaluating its consolidated results. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the capital expenditures and acquisitions of spectrum licences needed to generate revenues. The Corporation also uses other measures that do reflect capital expenditures, such as adjusted cash flows from operations and free cash flows. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 7 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

11

Table 7

Reconciliation of adjusted EBITDA to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2026	2025
Adjusted EBITDA	$619.6	$581.4
Depreciation and amortization	(196.8)	(199.3)
Financial expenses	(59.4)	(75.3)
Restructuring, impairment of assets and other	(1.2)	(0.9)
Income taxes	(91.2)	(70.1)
Net income attributable to the shareholder	$271.0	$235.8

Adjusted cash flows from operations and free cash flows

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA less capital expenditures (excluding spectrum licence acquisitions). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, acquisitions of spectrum licences, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows

Free cash flows represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for capital expenditures (excluding spectrum licence acquisitions), plus proceeds from disposal of assets. Free cash flows is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows represents available funds for business acquisitions, acquisitions of spectrum licences, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows may not be identical to similarly titled measures reported by other companies.

Tables 8 and 9 provide a reconciliation of adjusted cash flows from operations and free cash flows to cash flows provided by operating activities reported in the condensed consolidated financial statements.

12

Table 8

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2026	2025
Adjusted EBITDA	$619.6	$581.4
Capital expenditures[1]	(130.3)	(142.2)
Adjusted cash flows from operations	$489.3	$439.2

	Three months ended March 31
[1] Reconciliation to cash flows used for capital expenditures as per condensed consolidated financial statements:	2026	2025
Capital expenditures	$(130.3)	$(142.2)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	(53.0)	(33.5)
Cash flows used for capital expenditures	$(183.3)	$(175.7)

13

Table 9

Free cash flows and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2026	2025
Adjusted cash flows from operations from Table 8	$489.3	$439.2
Plus (minus)
Cash portion of financial expenses	(57.2)	(73.1)
Cash portion of restructuring, impairment of assets and other	(0.8)	(0.7)
Current income taxes	(110.7)	(75.3)
Other	(0.9)	(0.3)
Net change in non-cash balances related to operating activities	(31.0)	30.0
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	(53.0)	(33.5)
Free cash flows	235.7	286.3
Plus (minus)
Cash flows used for capital expenditures (excluding spectrum license acquisitions)	183.3	175.7
Proceeds from disposal of assets	(0.2)	(0.1)
Cash flows provided by operating activities	$418.8	$461.9

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt divided by trailing 12-month adjusted EBITDA. Consolidated net debt represents total long-term debt plus lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate the Corporation’s financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 10 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in the Corporation’s condensed consolidated financial statements.

14

Table 10

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	March 31, 2026		Dec. 31, 2025
Total long-term debt[1]	$6,888.3		$6,824.3
Plus (minus)
Lease liabilities[2]	374.6		373.3
Derivative financial instruments[3]	(90.0)		(24.3)
Cash and cash equivalents	(230.7)		(128.0)
Consolidated net debt	6,942.2		7,045.3
Divided by:
Trailing 12-month adjusted EBITDA	$2,421.4		$2,383.2
Consolidated net debt leverage ratio	2.87	x	2.96	x

[1]	Excluding financing costs.
[2]	Total liabilities.
[3]	Assets less liabilities.

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents a subscriber connection to the mobile or wireline telephony service or a subscription to the Internet access or television service. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly mobile revenue per unit

The Corporation uses mobile ARPU, an industry metric, as a key performance indicator. This indicator is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Mobile ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of mobile ARPU may not be the same as identically titled measurements reported by other companies.

Cautionary statement regarding forward-looking statements

The statements in this report that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic climate, financial and economic market conditions, global business challenges, such as tariffs and trade barriers, as well as market conditions and variations in its businesses;

•	Videotron’s ability to implement its business and growth strategies successfully;

•	the intensity of competitive activity in the industries in which Videotron operates and its ability to penetrate new markets and successfully develop its business, including in growth sectors and new geographies;

•	new technologies that might change consumer behaviour with respect to Videotron’s product suites;

•	impacts related to cybersecurity and the protection of personal information;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of the Corporation’s businesses;

15

•	the impacts of the significant and recurring investments that will be required for development and expansion and to compete effectively with the incumbent local exchange carriers and other current or potential competitors in target markets;

•	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and OTT video services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes and strikes, service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, public-health crises and political instability in some countries;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	impacts related to environmental issues;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in increased competition, changes in Videotron’s markets, increased operating expenses, capital expenditures or tax expenses, or a reduction in the value of some assets; and

•	Videotron’s indebtedness, interest rate and exchange rate fluctuations, the tightening of credit markets and the restrictions on its business imposed by the terms of its debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

16

Condensed consolidated financial statements of

VIDEOTRON LTD.

Three-month periods ended March 31, 2026 and 2025

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2026	2025

Revenues
Mobile telephony		$466.4	$428.8
Internet		322.7	312.6
Television		188.2	190.2
Wireline telephony		54.0	59.9
Mobile equipment sales		141.6	126.3
Other		44.0	42.3
		1,216.9	1,160.1

Employee costs	2	135.5	129.1
Purchase of goods and services	2	461.8	449.6
Depreciation and amortization		196.8	199.3
Financial expenses	3	59.4	75.3
Restructuring, impairment of assets and other		1.2	0.9
Income before income taxes		362.2	305.9
Income taxes (recovery):
Current		110.7	75.3
Deferred		(19.5)	(5.2)
		91.2	70.1

Net income attributable to the shareholder		$271.0	$235.8

See accompanying notes to condensed consolidated financial statements.

1

VIDEOTRON LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2026	2025

Net income		$271.0	$235.8

Other comprehensive income:	7
Items that may be reclassified to income:
Cash flow hedges:
Gain on valuation of derivative financial instruments		1.8	8.0
Deferred income taxes		(1.4)	(0.9)
		0.4	7.1

Comprehensive income attributable to the shareholder		$271.4	$242.9

See accompanying notes to condensed consolidated financial statements.

2

VIDEOTRON LTD.
CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to the shareholder			Equity
			Accumulated	attributable
			other com-	to non-
	Capital	Retained	prehensive	controlling	Total
	stock	earnings	(loss) income	interests	equity
	(note 5)		(note 7)

Balance as of December 31, 2024	$312.9	$87.4	$(61.4)	$0.1	$339.0
Net income	-	235.8	-	-	235.8
Other comprehensive income	-	-	7.1	-	7.1
Dividends	-	(120.0)	-	-	(120.0)
Balance as of March 31, 2025	312.9	203.2	(54.3)	0.1	461.9
Net income	-	736.6	-	-	736.6
Other comprehensive income	-	-	78.0	-	78.0
Dividends	-	(449.0)	-	-	(449.0)
Balance as of December 31, 2025	312.9	490.8	23.7	0.1	827.5
Net income	-	271.0	-	-	271.0
Other comprehensive income	-	-	0.4	-	0.4
Dividends	-	(100.0)	-	-	(100.0)
Balance as of March 31, 2026	$312.9	$661.8	$24.1	$0.1	$998.9

See accompanying notes to condensed consolidated financial statements.

3

VIDEOTRON LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2026	2025

Cash flows related to operating activities
Net income		$271.0	$235.8
Adjustments for:
Depreciation of property, plant and equipment		119.8	118.9
Amortization of intangible assets		44.7	49.2
Depreciation of right-of-use assets		32.3	31.2
Impairment of assets		0.3	0.6
Amortization of financing costs	3	2.2	2.2
Deferred income taxes		(19.5)	(5.2)
Other		(1.0)	(0.8)
		449.8	431.9
Net change in non-cash balances related to operating activities		(31.0)	30.0
Cash flows provided by operating activities		418.8	461.9
Cash flows related to investing activities
Capital expenditures	9	(183.3)	(175.7)
Deferred subsidies received to finance capital expenditures	9	0.2	18.3
Proceeds from disposal of assets		0.2	0.1
Other		(0.4)	-
Cash flows used in investing activities		(183.3)	(157.3)
Cash flows related to financing activities
Net change in bank indebtedness		-	(1.6)
Financing costs		(1.4)	-
Repayment of lease liabilities		(31.2)	(29.9)
Dividends		(100.0)	(120.0)
Cash flows used in financing activities		(132.6)	(151.5)

Net change in cash, cash equivalents and restricted cash		102.9	153.1

Cash, cash equivalents and restricted cash at beginning of period		163.2	74.1
Cash, cash equivalents and restricted cash at end of period	9	$266.1	$227.2

See accompanying notes to condensed consolidated financial statements.

4

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)		March 31	December 31
	Note	2026	2025

Assets

Current assets
Cash and cash equivalents		$230.7	$128.0
Restricted cash	9	35.4	35.2
Accounts receivable		840.4	878.9
Contract assets		102.4	109.2
Income taxes		0.3	23.2
Inventories		249.9	272.3
Other current assets		156.0	150.7
		1,615.1	1,597.5

Non-current assets
Property, plant and equipment		3,012.8	3,039.2
Intangible assets		3,364.5	3,375.2
Right-of-use assets		343.6	343.4
Goodwill		550.1	550.1
Derivative financial instruments		94.6	57.9
Promissory notes to the parent corporation		996.0	996.0
Other assets		480.2	510.2
		8,841.8	8,872.0
Total assets		$10,456.9	$10,469.5

Liabilities and equity

Current liabilities
Accounts payable, accrued charges and provisions		$760.4	$953.4
Deferred revenue		353.1	353.6
Deferred subsidies	9	35.4	35.2
Income taxes		27.4	45.4
Current portion of long-term debt	4	508.6	491.6
Current portion of lease liabilities		107.6	110.3
		1,792.5	1,989.5

Non-current liabilities
Long-term debt	4	6,349.1	6,301.5
Lease liabilities		267.0	263.0
Derivative financial instruments		4.6	33.6
Deferred income taxes		804.3	822.4
Other liabilities		240.5	232.0
		7,665.5	7,652.5

Equity
Capital stock	5	312.9	312.9
Retained earnings		661.8	490.8
Accumulated other comprehensive income	7	24.1	23.7
Equity attributable to the shareholder		998.8	827.4
Non-controlling interests		0.1	0.1
		998.9	827.5
Subsequent event	10

Total liabilities and equity		$10,456.9	$10,469.5

See accompanying notes to condensed consolidated financial statements.

5

VIDEOTRON LTD.

notes to condensed consolidated financial statements

For the three-month periods ended March 31, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (“Videotron” or the "Corporation") is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada.

The Corporation offers mobile and wireline telephony, Internet access, television distribution, business solutions and over-the-top (OTT) video services in Canada.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). However, they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and, accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2025 annual consolidated financial statements, which contain a description of the material accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Videotron on May 13, 2026.

Comparative figures for the previous period have been restated to conform to the presentation adopted for the three-month period ended March 31, 2026.

On January 1, 2026, the Corporation adopted amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, clarifying, among other, the timing in which a financial asset or financial liability is derecognized when using electronic payment system. The adoption of these amendments had no material impact on the consolidated financial statements.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

Three months ended March 31
	2026	2025

Employee costs	$187.7	$175.4
Less employee costs capitalized to property, plant and equipment and to intangible assets	(52.2)	(46.3)
	135.5	129.1
Purchase of goods and services:
Royalties and rights	94.7	96.2
Cost related to products sold	159.4	132.4
Service and distribution contracts	84.8	89.9
Other	122.9	131.1
	461.8	449.6
	$597.3	$578.7

6

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

Three months ended March 31
	2026	2025

Third parties:
Interest on long-term debt	$71.1	$82.6
Amortization of financing costs	2.2	2.2
Interest on lease liabilities	4.7	4.9
(Gain) loss on foreign currency translation on short-term monetary items	(0.2)	1.0
Other	(2.1)	1.2
	75.7	91.9
Affiliated corporations:
Interest expense	–	34.9
Dividend income	–	(35.3)
Interest on lease liabilities	0.1	0.2
Interest income	(16.4)	(16.4)
	(16.3)	(16.6)
	$59.4	$75.3

4.	LONG-TERM DEBT

Components of long-term debt are as follows:

	March 31, 2026	December 31, 2025

Total long-term debt	$6,888.3	$6,824.3
Financing costs, net of amortization	(30.6)	(31.2)
	6,857.7	6,793.1
Less current portion	(508.6)	(491.6)
	$6,349.1	$6,301.5

As of March 31, 2026, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,890.1 million ($2,826.2 million as of December 31, 2025), while the net fair value of related hedging derivative instruments was in an asset position of $92.6 million ($33.0 million as of December 31, 2025).

On January 28, 2026, Videotron amended and restated its credit agreement to extend the term of the two existing tranches of its revolving credit facility: (i) the first tranche in the amount of $400.0 million now maturing in January 2031, and (ii) the second tranche in the amount of $400.0 million now maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. On the same day, Videotron also added two new tranches to its revolving credit facility: (i) a first tranche in the amount of US$250.0 million maturing in January 2031, and (ii) a second tranche in the amount of US$250.0 million maturing in January 2027 and providing for a conversion option into a term facility maturing in January 2028. Certain conditions of the facilities were also amended.

7

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	LONG-TERM DEBT (continued)

On April 1, 2026, Videotron established a commercial paper program in the United States by way of private placement, under which it may issue unsecured senior notes (ranking pari passu with its other unsecured and unsubordinated debt) with a maximum maturity of 364 days, up to an outstanding amount of US$1,000.0 million. Videotron’s revolving credit facility will serve as a liquidity backstop, and the Corporation intends to hedge the foreign exchange risk associated with these issuances.

On April 2, 2026, Videotron repaid the $500.0 million balance on the second tranche of its term credit facility. On May 6, 2026, Videotron also made an early repayment of $200.0 million of the $700.0 million tranche of its term credit facility maturing in April 2027.

5.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2025 and March 31, 2026	10,739,285	$312.9

8

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	STOCK-BASED COMPENSATION PLANS

The following table provides details of changes to outstanding options in the stock-based compensation plan of Quebecor in which management of the Corporation participates, for the three-month period ended March 31, 2026:

	Outstanding options
	Number	Weighted average exercise price

As of December 31, 2025	4,488,236	$35.14
Exercised	(83,333)	32.17
Cancelled	(33,000)	42.33
As of March 31, 2026	4,371,903	$35.14
Vested options as of March 31, 2026	314,197	$32.15

During the three-month period ended March 31, 2026, 6,667 Class B Subordinate Voting Shares of Quebecor were issued upon the exercise of stock options (none in 2025) and 76,666 stock options of Quebecor were exercised for a cash consideration of $2.0 million (216,664 stock options for a cash consideration of $1.0 million in 2025).

For the three-month period ended March 31, 2026, a $21.8 million charge was recorded related to all stock-based compensation plans ($6.2 million in 2025).

7.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans	Total

Balance as of December 31, 2024	$(92.5)	$31.1	$(61.4)
Other comprehensive income	7.1	–	7.1
Balance as of March 31, 2025	(85.4)	31.1	(54.3)
Other comprehensive income	60.4	17.6	78.0
Balance as of December 31, 2025	(25.0)	48.7	23.7
Other comprehensive income	0.4	–	0.4
Balance as of March 31, 2026	$(24.6)	$48.7	$24.1

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over an 8¾-year period.

9

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026		December 31, 2025
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,888.3)	$(6,872.5)	$(6,824.3)	$(6,849.3)
Derivative financial instruments
Foreign exchange forward contracts	2.0	2.0	(1.5)	(1.5)
Interest rate swaps	(4.6)	(4.6)	(7.2)	(7.2)
Cross-currency swaps	92.6	92.6	33.0	33.0

[1]	The carrying value of long-term debt excludes financing costs.

10

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2026 and 2025

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31
	2026	2025

Cash flows used for capital expenditures
Additions to property, plant and equipment[1]	$140.7	$140.8
Additions to intangible assets (excluding acquisitions of spectrum licences)	42.6	34.9
	183.3	175.7

Cash, cash equivalents and restricted cash consist of
Cash and cash equivalents	$230.7	$174.7
Restricted cash[2]	35.4	52.5
	266.1	227.2

Interest and income taxes reflected as operating activities
Cash interest payments	$75.5	$68.8
Cash income tax payments (net of refunds)	105.8	74.0

[1]	In the three-month period ended March 31, 2026, deferred subsidies of $7.4 million (none in 2025) have been used and are presented as a reduction of the related additions to plant, property and equipment.

[2]	Restricted cash represents the unused balance of subsidies received in advance as part of the Québec government’s initiatives to roll out telecommunications services in regions.

10.	SUBSEQUENT EVENT

On April 29, 2026, the Corporation contracted a subordinated loan of $4,200.0 million from Quebecor Media, bearing interest at a rate of 4.40%, payable semi-annually, and maturing on April 29, 2056. On the same day, the Corporation invested the total proceeds of $4,200.0 million into 4,200,000 preferred shares, Series C, of 9561-7940 Quebec Inc., an affiliated corporation. These shares carry the right to receive an annual dividend of 4.50%, payable semi-annually. These transactions are carried out for tax consolidation purposes of Quebecor Media and its subsidiaries.

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Jean-François Lescadres

By:	Jean-François Lescadres
Vice President Finance

Date: May 14, 2026

12